Exhibit (a)(5)(v)

IMMEDIATE ATTENTION REQUIRED

SEPTEMBER 8, 2014

Re: UPDATED BLACKOUT NOTICE - GP Strategies Corporation Tender Offer

Dear Participant in the GP Retirement Savings Plan:

You recently received a letter dated September 2, 2014 regarding an offer by GP Strategies Corporation (the “Company”) to purchase shares of the Company’s common stock. The following provides updated information regarding the Blackout Period that will apply to the Stock Fund attributable to your account.

This updated blackout notice is being sent because of certain typographical errors concerning the duration of the Blackout Period and to clarify who will be affected by the Blackout Period. The correct beginning date of the Blackout Period is September 25, 2014 (and not September 23, 2014) and the ending date of the Blackout Period is the week of October 5, 2014 (and not on or about 4:00 p.m., Eastern Time, on September 29, 2014). All participants (not just those who choose to tender shares) will be subject to the Blackout Period.

No other changes have been made to the Offer or letter you received.

Please see below for revised information regarding the Blackout Period.

IMPORTANT NOTICE CONCERNING YOUR RIGHTS AND EFFECT ON YOUR ACCOUNT

Regardless of whether you choose to tender, there will be a freeze period, often called a “Blackout Period.” During this Blackout Period certain transactions involving the Stock Fund attributable to your account (whether or not you choose to participate in the Offer), including all exchanges in and out, loans, withdrawals and distributions, will be prohibited and you will be unable to direct or diversify investments in the Stock Fund attributable to your account. The Blackout Period will begin at 4:00 p.m., Eastern Time, on September 25, 2014. The Blackout Period is expected to end the week of October 5, 2014.

Certain transactions involving the Stock Fund attributable to your account, including all exchanges in and out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offer has been completed, unless the Offer is terminated or the completion date is extended. We currently anticipate that this Blackout Period on transactions will last until approximately the week of October 5, 2014. This freeze on transactions will apply to ALL Shares attributable to your Plan account, even if you elect to tender no or less than 100% of the Shares attributable to your Plan account. Additionally, if you direct Putnam to tender some or all of your Shares, any outstanding orders to sell Shares will be canceled. Please note that cancelled sell orders will not automatically be reinstated; participants who wish to establish a new sell order after the Offer or after an extension of the Offer must initiate such action themselves. In the event that the Offer is extended, the freeze on transactions involving the Stock Fund will, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time a new freeze on these transactions involving the Stock Fund will commence. You can call Putnam at (888) 411-4015 to obtain updated information on expiration dates, deadlines and Stock Fund freezes (i.e., Blackout Period).

Because during the Blackout Period you will be unable to conduct certain transactions, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the Stock Fund, as individual securities—including the Shares—tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of such stocks from your account during the Blackout Period.

Federal law generally requires that you be furnished notice of a Blackout Period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any Blackout Period in order to provide you with sufficient time to consider the effect of the Blackout Period on your retirement and financial plans. There is an exception to this 30-day rule where such advance notice is not possible due to events beyond the reasonable control of the Plan administrator. In this case, the Offer was publicly announced on September 2, 2014 and is scheduled to end on September 29, 2014 (except for participants in the Plan who are subject to an Offer end date of September 23, 2014). In order to process tender directions, it is required that the Blackout Period must begin on September 25, 2014. As the administratively required Blackout Period for the Plan will begin less than 30 days after the date of this notice, it was not possible to furnish 30 days’ advance notice.

You can determine whether the Blackout Period has started or ended by calling Putnam at 1-888-411-4015.